Exhibit 99(h)

SCHERING-PLOUGH REPORTS SALES, EARNINGS
FOR 2001 SECOND QUARTER, FIRST HALF

2001 Second Quarter Diluted Earnings Per Share 43 Cents

KENILWORTH, N.J., July 25, 2001 -Schering-Plough Corporation (NYSE: SGP) today reported financial results for the 2001 second quarter and first half. Diluted earnings per share for the 2001 second quarter were 43 cents (as estimated in a June 28, 2001, press release) on net income of $634 million, which is flat compared with 43 cents on net income of $634 million in the 2000 second quarter. Second quarter 2001 sales of $2.6 billion were also flat compared with last year. Excluding exchange, second quarter sales increased 3 percent.

Diluted earnings per share for the 2001 first half decreased 5 percent to 81 cents on net income of $1.2 billion versus 85 cents on net income of $1.3 billion in 2000. First half 2001 sales of $4.9 billion were 1 percent lower than the $5.0 billion recorded in 2000. Excluding exchange, 2001 first half sales increased 1 percent.

"Worldwide pharmaceutical sales for the second quarter included strong demand for a number of the company's newer products," said Richard Jay Kogan, chairman and chief executive officer. "We also continue to see good growth in our international markets, driven by higher sales in the allergy/respiratory and anti-infective/anticancer product categories." Commenting on previously reported manufacturing issues, he said, "We have made progress toward resolving these manufacturing issues and I remain committed to getting Schering-Plough back on a solid growth track."

2001 SECOND QUARTER RESULTS

In the 2001 second quarter, worldwide pharmaceutical sales totaled $2.2 billion, with growth flat compared with the 2000 period (up 2 percent when foreign exchange is excluded). Higher sales for the 2001 second quarter were recorded in the allergy/respiratory and dermatologicals categories. Worldwide sales of the CLARITIN (loratadine) nonsedating antihistamine line, the world's No. 1 antihistamine, grew 3 percent to $925 million. Second quarter 2001 worldwide sales of NASONEX (mometasone furoate monohydrate) Nasal Spray, a once-daily nasal spray for allergies, increased 51 percent to $183 million. Sales of the anti-infective/anticancer INTRON A franchise totaled $315 million, down 13 percent versus the comparable year-ago period. The franchise includes INTRON A (interferon alfa-2b); PEG-INTRON (peginterferon alfa-2b), a longer-acting form of INTRON A (as monotherapy for treating hepatitis C and, internationally, in combination with REBETOL (ribavirin, USP) Capsules); and REBETRON Combination Therapy containing INTRON A and REBETOL.

Second quarter worldwide sales of TEMODAR (temozolomide), for treating certain types of brain tumors, were $44 million, up 46 percent. Sales of INTEGRILIN (eptifibatide) Injection, a glycoprotein platelet aggregation inhibitor for the treatment of patients with acute coronary syndromes, totaled $67 million, up 60 percent, and sales of REMICADE (infliximab), for the treatment of rheumatoid arthritis and Crohn's disease, were $36 million.

U.S. pharmaceutical sales in the 2001 second quarter totaled $1.4 billion, down 4 percent versus the 2000 period, with sales affected by manufacturing issues and changes in the timing of trade buying, tempered by increased demand for certain products. In allergy/respiratory, second quarter 2001 U.S. sales of the CLARITIN line were $782 million, up 2 percent. Domestic sales of NASONEX increased 56 percent to $145 million in the 2001 second quarter. In anti-infective/anticancer, U.S. sales of the INTRON A franchise totaled $147 million, down 32 percent. Second quarter domestic sales of TEMODAR rose to $26 million, up 55 percent. Sales of cardiovascular products in the 2001 second quarter were down 24 percent due to continued generic competition for IMDUR (isosorbide mononitrate), a once-daily, long-acting oral nitrate for angina, and lower sales of K-DUR® (potassium chloride USP), a sustained-release potassium supplement. Domestic sales of INTEGRILIN increased 58 percent to $61 million.

International pharmaceutical sales in the 2001 second quarter increased 6 percent (up 13 percent when foreign exchange is excluded) to $833 million. In allergy/respiratory, combined international sales of CLARITIN and CLARINEX (desloratadine), a non-sedating antihistamine, were $143 million, up 9 percent, and sales of NASONEX were $37 million, up 35 percent. In anti-infective/anticancer, sales of the INTRON A franchise totaled $169 million, up 16 percent versus the comparable 2000 period, benefiting from the March 2001 European Union approval of PEG-INTRON and REBETOL combination therapy for the treatment of chronic hepatitis C. Also contributing to second quarter international sales were TEMODAR, with sales of $18 million, up 34 percent, and REMICADE.

Second quarter sales of animal health products were down 1 percent (up 3 percent when foreign exchange is excluded). Sales of Schering-Plough's foot care products decreased 3 percent and over-the-counter (OTC) products were down 5 percent versus the comparable 2000 period. Sales of sun care products were up 28 percent versus the 2000 period.

2001 FIRST HALF RESULTS

Worldwide pharmaceutical sales in the 2001 first half decreased 2 percent (up 1 percent when foreign exchange is excluded) to $4.2 billion.

Sales of domestic pharmaceuticals totaled $2.6 billion, down 6 percent versus the 2000 first half, with sales affected by manufacturing issues and changes in the timing of trade buying, tempered by increased demand for certain products. The sales decline was due to lower sales of VANCENASE and the VANCERIL (beclomethasone dipropionate) line of orally inhaled steroids for asthma; lower sales of K-DUR, and lower sales of the INTRON A franchise. Also contributing to lower sales in the 2001 first half were LOTRISONE (clotrimazole and betamethasone dipropionate), a topical antifungal/anti-inflammatory, and IMDUR, which declined due to continued generic competition. The overall sales decline for U.S. pharmaceuticals was moderated by higher sales of CLARITIN, NASONEX, TEMODAR and INTEGRILIN.

International pharmaceutical sales for the period rose 5 percent (up 12 percent when foreign exchange is excluded) and totaled $1.6 billion. Higher sales were led by NASONEX, the INTRON A franchise, REMICADE and TEMODAR.

Sales of animal health products decreased 2 percent in the 2001 first half (up 2 percent when foreign exchange is excluded) and totaled $324 million. Sales of Schering-Plough's foot care products decreased 7 percent versus the prior year. Sales of OTC products were up 12 percent compared with the prior period. Schering-Plough's sun care products were up 10 percent in the 2001 first half versus the prior year.

DISCLOSURE NOTICE: In addition to historical information, this press release includes certain "forward-looking" statements relating to the company's business prospects and the expected impact on the company of the manufacturing process and control and current Good Manufacturing Practices (GMP) issues identified by the FDA, the company's efforts going forward to resolve those issues, remedies the FDA may seek with respect to those issues, the expected need for and cost of any additional remedial actions the company may take and the pendency of the company's New Drug Applications (NDA) for CLARINEX, which remain subject to FDA approval. The reader of this release should understand that the resolution of the issues with the FDA, as well as the potential impact of those issues on the company's full-year 2001 sales and earnings, are subject to substantial risks and uncertainties, and those issues could cause actual results to differ materially from the company's forward-looking statements. Many factors could cause actual results to differ materially from the company's forward-looking statements, including that the timing, scope and duration of a resolution of the manufacturing process and control and GMP issues will depend on the ability of the company to assure FDA of the quality and reliability of its manufacturing systems and controls, and the extent of remedial and prospective obligations undertaken by the company. Other risk factors include that the FDA approval process is uncertain and can cause delays in the release of products, seizure or recall of products, suspension or revocation of the authority necessary for the production and sale of products, fines and other civil or criminal sanctions. In addition to the risks and uncertainties relating to the company's manufacturing deficiencies, the forward-looking statements may also be adversely affected by general market factors, competitive product development, product availability, current and future branded and generic competition for the company's products, federal and state regulations and legislation, the regulatory process for new products and indications, new manufacturing issues that may arise, timing of trade buying, exchange rate fluctuations, patent positions, litigation and investigations. For further details and a discussion of these and other risks and uncertainties, see the company's Securities and Exchange Commission filings, including the company's 2000 annual report on Form 10-K and subsequent quarterly report on Form 10-Q.

Schering-Plough is a research-based company engaged in the discovery, development, manufacturing and marketing of pharmaceutical products worldwide.

SCHERING-PLOUGH CORPORATION
Report for the second quarter ended June 30 (unaudited):
(Amounts in millions, except per share figures)
	Second Quarter		% Change
	2001	2000

Net Sales	$2,630	$2,626	--

Costs and Expenses:
Cost of Sales	535	489	9
Selling, General
and Administrative	967	977	(1)
Research and Development	334	345	(3)
Other, Net	(29)	(19)	53
	1,807	1,792	1

Income Before Income Taxes	823	834	(1)
Income Taxes	189	200	(5)
Net Income	$634	$634	--

Diluted Earnings Per Common Share	$0.43	$0.43	--

Effective Tax Rate	23.0%	24.0%

Average Number of Common Shares Outstanding- Diluted	1,470	1,476

Actual Number of Common Shares Outstanding at June 30	1,463	1,465

Excluding exchange, diluted earnings per share for the second quarter increased 2 percent.

SCHERING-PLOUGH CORPORATION
Report for the six months ended June 30 (unaudited):
(Amounts in millions, except per share figures)
	Six Months		% Change
	2001	2000

Net Sales	$4,949	$5,015	(1)

Costs and Expenses:
Cost of Sales	1,005	946	6
Selling, General
and Administrative	1,819	1,818	--
Research and Development	624	635	(2)
Other, Net	(55)	(44)	27
	3,393	3,355	1

Income Before Income Taxes	1,556	1,660	(6)
Income Taxes	358	398	(10)
Net Income	$1,198	$1,262	(5)

Diluted Earnings Per Common Share	$0.81	$0.85	(5)

Effective Tax Rate	23.0%	24.0%

Average Number of Common Shares Outstanding- Diluted	1,471	1,478

Actual Number of Common Shares Outstanding at June 30	1,463	1,465

Excluding exchange, diluted earnings per share for the first half of 2001 decreased 1 percent.

Net Sales by Major Product:
(Dollars in millions)

	Second Quarter
	2001	2000	%

ALLERGY & RESPIRATORY	$1,244	$1,216	2
Claritin	925	897	3
Nasonex	183	121	51
Vancenase	(2)	54	N/M
Proventil	66	55	21
Vanceril	22	27	(17)

ANTI-INFECTIVE & ANTICANCER	510	508	--
Eulexin	19	26	(25)
Intron A franchise*	315	361	(13)
Remicade	36	12	N/M
Temodar	44	30	46

CARDIOVASCULARS	134	168	(20)
Imdur	18	33	(46)
Integrilin	67	42	60
K-Dur	19	54	(64)
Nitro-Dur	29	32	(8)

DERMATOLOGICALS	176	170	4
Elocon	51	44	15
Lotrisone	48	48	1

OTHER PHARMACEUTICALS	164	174	(6)

WORLDWIDE PHARMACEUTICALS	2,228	2,236	--

ANIMAL HEALTH	171	173	(1)
FOOT CARE	97	100	(3)
OTC	42	45	(5)
SUN CARE	92	72	28

CONSOLIDATED NET SALES	$2,630	$2,626	--

N/M - not a meaningful percentage.

* The Intron A franchise includes INTRON A, PEG-INTRON (monotherapy for treating hepatitis C and, internationally, in combination with REBETOL), and REBETRON Combination Therapy.

NOTE: Additional information about U.S. and international sales for specific products is available by calling the company or visiting the corporate Web site at www.schering-plough.com.

Net Sales by Major Product:
(Dollars in millions)

	Six Months
	2001	2000	%

ALLERGY & RESPIRATORY	$2,171	$2,172	--
Claritin	1,643	1,562	5
Nasonex	274	202	36
Vancenase	1	110	(99)
Proventil	106	99	7
Vanceril	34	64	(47)

ANTI-INFECTIVE & ANTICANCER	1,035	1,000	3
Eulexin	49	63	(23)
Intron A franchise*	641	697	(8)
Remicade	63	20	N/M
Temodar	87	51	69

CARDIOVASCULARS	297	351	(15)
Imdur	39	68	(43)
Integrilin	105	70	51
K-Dur	94	132	(29)
Nitro-Dur	55	67	(17)

DERMATOLOGICALS	318	342	(7)
Elocon	103	88	17
Lotrisone	60	98	(38)

OTHER PHARMACEUTICALS	355	383	(7)

WORLDWIDE PHARMACEUTICALS	4,176	4,248	(2)

ANIMAL HEALTH	324	330	(2)
FOOT CARE	176	190	(7)
OTC	98	87	12
SUN CARE	175	160	10

CONSOLIDATED NET SALES	$4,949	$5,015	(1)

N/M - not a meaningful percentage.

* The Intron A franchise includes INTRON A, PEG-INTRON (monotherapy for treating hepatitis C and, internationally, in combination with REBETOL), and REBETRON Combination Therapy.

Note: Additional information about U.S. and international sales for specific products is available by calling the company or visiting the corporate Web site at www.schering-plough.com.